International Tower Hill Mines Ltd. 2300-1177 West Hastings Street Vancouver, BC V6E 2K3 Phone: (604) 408-7488 FAX: (604) 408-7499

July 13, 2012

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

RE:	Responses to the Securities and Exchange Commission
Staff Comments dated June 14, 2012, regarding
International Tower Hill Mines Ltd.
Form 40-F for the Fiscal Year Ended December 31, 2011
Filed March 26, 2012
File No. 001-33638

Dear Ms. Jenkins:

We are in receipt of your letter dated June 14, 2012 providing comments on the Form 40-F for the fiscal year ended December 31, 2011 of International Tower Hill Mines Ltd. (the “Company”). We reviewed your comments and the purpose of this letter is to provide our response to your comments.  Your comments are set forth below in italics immediately followed by our responses.

Form 40-F for the Fiscal Year Ended December 31, 2011

General

1.
We note your filing did not include the information regarding your Mine Safety and Health Administration (MSHA) citations received by your U.S. operations as required by Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.  Please amend your filing and present this safety information as a separate exhibit along with your amendment to the Form 40-F.

Response:

The Company is not currently subject to the regulations of the Mine Safety and Health Administration (MSHA) as the Company does not currently operate a mine as defined under the Federal Mine Safety and Health Act of 1977 (Mine Act); as such, we propose not to amend our annual report on Form 40-F in relation to this item, but we do hereby undertake to include a disclosure in future filings to indicate that we are not subject to regulation by MHSA under the Mine Act or, if applicable to our operations in future reporting periods, to provide the necessary disclosure.

International Tower Hill Mines Ltd.
Tia Jenkins, Securities and Exchange Commission
July 13, 2012

Exhibit 2 Audited Consolidated Financial Statements

Independent Auditor’s Report, page 4

2.
We note that the audit opinion of MacKay LLP uses going concern language that is inconsistent with paragraph 12 of AU Section 341.  Please obtain and file a revised report from your auditor that complies with the PCAOB standards regarding the description of your going concern uncertainties.

Response:

The Company’s auditor has amended its report and we propose to file the amended report on Form 40-F/A as soon as practical.  The proposed draft of the amended auditor’s report is attached hereto as Appendix A.

In connection with our responses to the comments in your letter dated June 14, 2012, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding our responses, please do not hesitate to contact me at (720) 881-7646 or tyip@ithmines.com.

Sincerely,

/s/ Tom S. Q. Yip
Tom S. Q. Yip
Chief Financial Officer

cc:           Mr. J. Brenkert, Dorsey & Whitney LLP
Mr. L. Talbot, Lawrence W. Talbot Law Corporation

International Tower Hill Mines Ltd.
Tia Jenkins, Securities and Exchange Commission
July 13, 2012

Appendix A

Independent Auditor's Report

To the Shareholders of
International Tower Hill Mines Ltd.

We have audited the accompanying consolidated financial statements of International Tower Hill Mines Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2011, May 31, 2011, and June 1, 2010, and the consolidated statements of operations and comprehensive loss, changes in shareholders' equity, cash flows for the period ended December 31, 2011 and year ended May 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Standards Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of International Tower Hill Mines Ltd. and its subsidiaries as at December 31, 2011, May 31, 2011, and June 1, 2010 and their financial performance and their cash flows for the period ended December 31, 2011 and the year ended May 31, 2011 in accordance with International Financial Reporting Standards.

Emphasis of matter
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  Without modifying our opinion, we draw attention to Note 1 that states the Company has no source of revenue, and has significant cash requirements that raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Chartered Accountants

Vancouver, British Columbia
March 16, 2012

International Tower Hill Mines Ltd.
Tia Jenkins, Securities and Exchange Commission
July 13, 2012

Independent Auditors’ Report on Internal Controls under Standards of the
Public Company Accounting Oversight Board (United States)

To the Board of Directors and Shareholders of
International Tower Hill Mines Ltd.

We have audited the internal control over financial reporting of International Tower Hill Mines Ltd. and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, including in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the period ended December 31, 2011 of the Company and our report dated March 16, 2012 expressed an unqualified opinion on those financial statements.

Vancouver, Canada
March 16, 2012
Chartered Accountants